Consent of Independent Registered Public Accounting Firm

The Board of Directors

ServisFirst Bancshares, Inc

We consent to the use of our reports dated March 7, 2014 with respect to the consolidated balance sheets of ServisFirst Bancshares, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Birmingham, Alabama

April 16, 2014